Subsequent Event
The Fund has received information from Citigroup Asset Management ("CAM") concerning
Citi Fund Management Inc. ("CFM"), an investment advisory company that is part of CAM. The information received from CAM is as follows:On September 16, 2005, the staff of the Securities and Exchange Commission (the "Commission") informed
CFM that the staff is considering recommending that the Commission institute administrative proceedings against CFM for alleged violations ofSections 19(a) and 34(b) of the Investment
Company Act (and related Rule 19a-1). The notification is a result of an industry wideinspection undertaken by the Commission and is based upon alleged deficiencies in disclosures regarding dividends and distributions paid to shareholders of certain funds. In connection with the contemplated proceedings, the staff may seek a cease and desist order and/or monetary damages from CFM. Although there can be no assurance, CFM believes that this matter is not likely to have a material adverse effect on the Fund or CFM's ability to perform investment advisory services relating to the Fund.
The Commission staff's recent notification will not affect the sale by Citigroup Inc. of substantially all of CAM's worldwide business to Legg Mason, Inc., which Citigroup continues to expect will occur in the fourth quarter of this year.